Exhibit 99.1

STAK Announces Results of Class A Meeting and Extraordinary General Meeting

CHANGZHOU, China, October 9, 2026 /PRNewswire/ – STAK Inc. (the “Company”) (Nasdaq: STAK), a fast-growing company specializing in the research, development, manufacturing, and sale of oilfield-specialized production and maintenance equipment, today announced the results of a meeting of holders of its class A ordinary shares of par value of USD0.001 each (the “Class A Ordinary Shares”) (the “Class A Meeting”) held at its executive office at Building 11, 8th Floor, No. 6 Beitanghe East Road, Tianning District, Changzhou, Jiangsu, People’s Republic of China 213000, at 10:00 a.m. on October 9, 2026, Beijing/Hong Kong Time, and an extraordinary general meeting of shareholders of the Company (the “EGM”) held immediately thereafter at the same location.

Class A Meeting

The resolution submitted to the holders of the Class A Ordinary Shares (the “Class A Shareholders”) for approval at the Class A Meeting has been approved. Specifically, the Class A Shareholders passed the following resolution:

1.	RESOLVED, as a special resolution of the holders of Class A Ordinary Shares, to increase the voting rights attached to each class B ordinary share of par value of USD0.001 of the Company from thirty (30) votes to one hundred (100) votes on all matters subject to vote at general meetings of the Company (the “Change of Voting Rights”).

EGM

The resolutions submitted to the shareholders for approval at the EGM have been approved. Specifically, the shareholders of the Company passed the following resolutions:

1.	RESOLVED, as a special resolution, subject to approval of the Change of Voting Rights by the holders of Class A Ordinary Shares at the Class A Meeting, to increase the voting rights attached to each class B ordinary share of par value of USD0.001 of the Company from thirty (30) votes to one hundred (100) votes on all matters subject to vote at general meetings of the Company (the “Change of Voting Rights”).

2.	RESOLVED, as a special resolution, subject to all requirements prescribed by sections 14, 14A and 14B of the Companies Act (Revised) of the Cayman Islands (the “Companies Act”) relating to share capital reductions being complied with, of the following (together, the “Share Capital Reduction and Reorganization”):

i.	Share Capital Reduction

a)	the par value of each issued class A ordinary share of par value of USD0.001 and each issued class B ordinary share of par value of USD0.001 in the share capital of the Company be reduced to USD0.0000001 by cancelling USD0.0009999 of the paid-up capital on each issued class A ordinary share of par value of USD0.001 and each issued class B ordinary share of par value of USD0.001 (the “Share Capital Reduction”);

b)	following the Share Capital Reduction, the amount deemed to be paid up on each issued share of the Company shall be USD0.0000001; and

c)	the credit arising from the Share Capital Reduction be transferred to a distributable reserve account of the Company which may be utilised by the Company as the board of directors of the Company (the “Board”) may deem fit and as permitted under the Companies Act, the second amended and restated memorandum and articles of association of the Company currently in effect (the “Existing M&A”) and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time;

ii.	Share Capital Subdivision

d)	immediately following the Share Capital Reduction:

(1)	each authorised but unissued class A ordinary share of par value of USD0.001 be subdivided into 10,000 class A ordinary shares of par value of USD0.0000001 each; and

(2)	each authorised but unissued class B ordinary share of par value of USD0.001 be subdivided into 10,000 class B ordinary shares of par value of USD0.0000001 each, (the “Sub-division”);

iii.	Share Capital Cancellation

e)	immediately following the Sub-division, the authorised share capital of the Company be altered by the cancellation of such number of excess authorised but unissued class A ordinary shares of par value of USD0.0000001 each and authorised but unissued class B ordinary shares of par value of USD0.0000001 each as will result in the Company having authorised share capital of USD10 divided into (i) 75,000,000 class A ordinary shares of par value of USD0.0000001 each and (ii) 25,000,000 class B ordinary shares of par value of USD0.0000001 each (the “Cancellation”); and

iv.	Authorised Share Capital Confirmation

f)	consequent upon the Share Capital Reduction, Sub-division and Cancellation, the authorised share capital of the Company shall be changed:

FROM: USD100,000 divided into (i) 75,000,000 class A ordinary shares of par value of USD0.001 each and (ii) 25,000,000 class B ordinary shares of par value of USD0.001 each,

TO: USD10 divided into (i) 75,000,000 class A ordinary shares of par value of USD0.0000001 each and (ii) 25,000,000 class B ordinary shares of par value of USD0.0000001 each.

3.	RESOLVED, as an ordinary resolution that, immediately following the Share Capital Reduction and Reorganization becoming effective, the authorised share capital of the Company be increased:

FROM: USD10 divided into (i) 75,000,000 class A ordinary shares of par value of USD0.0000001 each and (ii) 25,000,000 class B ordinary shares of par value of USD0.0000001 each;

TO: USD100,000 divided into (i) 750,000,000,000 class A ordinary shares of par value of USD0.0000001 each and (ii) 250,000,000,000 class B ordinary shares of par value of USD0.0000001 each,

by the creation of (i) 749,925,000,000 class A ordinary shares of par value of USD0.0000001 each, and (ii) 249,975,000,000 class B ordinary shares of par value of USD0.0000001 each (the “Share Capital Increase”).

4.	RESOLVED, as a special resolution:

a)	to amend and restate the Existing M&A by their deletion in their entirety and the substitution in their place with the third amended and restated memorandum and articles of association of the Company (the “Third Amended M&A”), which incorporate amendments including but not limited to the Change of Voting Rights, the Share Capital Reduction and Reorganization and the Share Capital Increase, and effective upon the Change of Voting Rights, the Share Capital Reduction and Reorganization and the Share Capital Increase; and

b)	to authorise the Company’s registered office provider to make any necessary filing with the Registrar of Companies in the Cayman Islands in connection with the adoption of the Third Amended M&A and authorise the Board to take all further actions and execute all further documents as may be necessary or advisable to carry out the intent of these resolutions.

About STAK Inc.

STAK Inc. is a fast-growing company specializing in the research, development, manufacturing, and sale of oilfield-specific production and maintenance equipment. The Company designs and manufactures oilfield-specialized production and maintenance equipment, then collaborates with qualified specialized vehicle manufacturing companies to integrate the equipment onto vehicle chassis, producing specialized oilfield vehicles for sale. Additionally, the Company sells oilfield-specialized equipment components, related products, and provides automation solutions. Its vision is to help oilfield services companies reduce costs and increase efficiency by providing the cutting-edge integrated oilfield equipment and automation solutions service. Its mission is to become a powerful provider for the niche markets of specialized oilfield vehicles and equipment in China. For more information, please visit the Company’s website at https://www.stakindustry.com/ir/.

Forward-looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “potential,” “intend,” “plan,” “believe,” “likely to” or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

STAK Inc.

Investor Relations Department

Email: ir@stakindustry.com

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com